Sidus Space, Inc.

150 N. Sykes Creek Pkwy

Suite 200

Merritt Island, FL 32953

January 23, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Sidus Space, Inc.
Registration Statement on Form S-1
File No. 333-269239

Ladies and Gentlemen:

Sidus Space, Inc. (the “Company”) hereby respectfully withdraws its request, dated January 19, 2023, that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Monday, January 23, 2023. The Company intends to submit a revised acceleration request at a later date.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 if there are any question with respect to this request.

Thank you,

SIDUS SPACE, INC.

By:	/s/ Carol Craig
Name:	Carol Craig
Title:	Chief Executive Officer